United States securities and exchange commission logo





                              February 23, 2024

       Ronald Gutstein
       Chief Executive Officer
       COtwo Advisors Physical European Carbon Allowance Trust
       140 Elm Street, Suite 6
       New Canaan, CT 06840

                                                        Re: COtwo Advisors
Physical European Carbon Allowance Trust
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 16,
2024
                                                            File No. 333-271910

       Dear Ronald Gutstein:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please revise your cover page to disclose the termination date of the offering, if any, disclose that you
are registering an indeterminate number of Shares and disclose here that the Trust will not
utilize leverage, derivatives or any similar arrangements in seeking to meet its investment
objective. In addition, we note your disclosure that Goldman Sachs
                                                        & Co. LLC is "expected
to be" the Initial Purchaser. Please revise to clarify what you mean by "expected to
be." You also disclose that the initial amount of EUAs required for deposit with the Trust
will be 10,000 EUAs per basket and that the Initial Purchaser will receive 50,000 Shares
such that the initial Basket will be created at a per basket price of
                                                        10,000 EUAs and a per
Share price equal to 1/5 the value of a single EUA on the purchase date. Please revise to
disclose how the value of the EUAs will be calculated on the purchase date. Further,
your disclosure that the Initial Purchaser will receive 50,000
 Ronald Gutstein
COtwo Advisors Physical European Carbon Allowance Trust
February 23, 2024
Page 2
         Shares appears to be inconsistent with your disclosure on page F-6 that "[t]he initial
         Authorized Participant will make a minimum initial purchase of at least two Baskets of
         50,000 Shares at a per Share price equal to the value of 10,000 EUAs on the initial offering date." Please revise for clarity and consistency.
Prospectus Summary
The Trust, page 1

2. We note your disclosure on page 2 that the Trust is not involved in or responsible for the calculation or dissemination of the indicative intra-day value per Share. Please revise to disclose who calculates the intra-day value per Share. In addition, your disclosure on pages 2 and 38 that indicates that the IVF is calculated using the most recently reported
         EUA End of Day Index value seems inconsistent with your disclosure on page 38 that describes the IVF as using the most recently reported mid-point of the bid/ask spread of spot EUAs traded on the EEX. Please revise for consistency and clarity.
3. We note your disclosure on pages 2 and 18 that "the Sponsor and Trustee may agree to
         amend the Trust Agreement, including to increase the Sponsor   s
Management Fee,
         without shareholder consent." Please revise to disclose when and how Shareholders will be notified of a material change to the Trust Agreement.
The Offering
Trust Fees and Expenses, page 7

4.       Please revise to disclose whether any of the Trust   s expenses
payable by the Sponsor from
         the Management Fee are capped.
Suspension of Issuance, Transfers and Redemptions, page 8

5. We note your disclosure that the Administrator will determine the NAV and the NAV per
         Share based on the value of the EUA End of Day Index that is published daily on the EEX website. Please clarify why the ICE Endex and Nasdaq Oslo are material to the valuation or operation of the Fund, and please disclose any other exchanges that are material to the valuation or operation of the Fund. In addition, please disclose how you will inform
         Shareholders that creations and/or redemptions have been suspended. Risk Factors
Risks Related to the Trust's Investments
The Trust will face currency exchange rate risk, page 13

6.     We note your disclosure on page 13 that    [a]s of May 10, 2023, the
exchange rate was
FirstName LastNameRonald Gutstein
       1.0982 Euro/U.S. dollar,    and we note that your graph on page 27 stops
at December 28,
Comapany
       2021.NameCOtwo
              Please reviseAdvisors
                            to updatePhysical Europeanhere
                                      your disclosure  Carbon  Allowance to
                                                           and throughout Trust
                                                                            the
most recent
       practicable
February  23, 2024 date.
                   Page 2
FirstName LastName
 Ronald Gutstein
FirstName LastNameRonald    Gutstein
COtwo Advisors  Physical European  Carbon Allowance Trust
Comapany23,
February  NameCOtwo
            2024       Advisors Physical European Carbon Allowance Trust
February
Page 3 23, 2024 Page 3
FirstName LastName
Risks Related to the Trust's Structure
The service providers engaged by the Trust may not carry adequate insurance, page 18

7. Please revise to disclose whether any of the service providers engaged by the Trust, including the Union Registry, carry insurance, and, if so, the degree to which such insurance covers the assets of the Trust.
EUAs and the EUA Industry
Pricing of Allowances and Trading Volume, page 26

8.       Please disclose here when the EEX calculates and publishes the EUA End of Day
         Index. In addition, please disclose what constitutes a qualifying trade, including quantitative information regarding requirements for the quantity of traded contracts, the quantity of contracts per order, the minimum duration of the cumulated valid best bid and best ask and the maximum spread per contract. Also revise to disclose the sources of the data used for calculating the EUA End of Day Index. In this regard, we note your
         disclosure that    [t]he data used for calculating the EUA End of Day
Index can also come
         from fair values collected in a price committee or from other price
sources.    Revise to
         disclose the methodology for determining    fair values,    disclose
what you mean by a
            price committee    and identify the    other price sources.
Further, please revise to describe
         the situations in which the EEX will use these alternative sources of data.
9. We note your disclosure that, after the EUA End of Day Index price is calculated, it is then validated against actual market prices. Please revise to describe the validation methodology used by the EEX, and the policies regarding whether adjustments will be made to the EUA End of Day Index published. In addition, please disclose the impact that such adjustments could have on the NAV of the Trust. Also disclose how the EEX evaluates its methodology and how the Sponsor will notify Shareholders of any material
         changes to the EEX   s methodology. Further, disclose here whether the
Sponsor may, in
         its sole discretion change the index and, if so, its criteria for choosing to do so, its criteria for selecting a new index and how the Sponsor will notify Shareholders of such a change.
Regulation, page 28

10. Please expand the disclosure in this section to provide a brief explanation of the MAR,
         MiFID II and MiFIR.
Activities of the Trust
Trust Objective, page 29

11. Please revise to disclose the material terms of the agreement with the Union Registry.
Creation and Redemption of Shares, page 29

12. Please revise to expand your disclosure to discuss whether the Sponsor may direct the
         Administrator to use a different methodology, and, if so, the criteria the Sponsor will
 Ronald Gutstein
FirstName LastNameRonald    Gutstein
COtwo Advisors  Physical European  Carbon Allowance Trust
Comapany23,
February  NameCOtwo
            2024       Advisors Physical European Carbon Allowance Trust
February
Page 4 23, 2024 Page 4
FirstName LastName
         consider to determine whether to direct the Administrator to use a different valuation methodology. Please include a description of the different methodology the Sponsor may direct the Administrator to use.
13. Please revise to disclose whether there is any cost associated with transferring EUAs from the Trust to Authorized Participants and from the Authorized Participants to the Trust. If so, please disclose whether the Trust or the Authorized Participants pay such fees. In addition, we note your revised disclosure on page 31 that "[t]here may be circumstances where an Authorized Participant can only deliver whole lots of EUAs, consisting of 1,000
         EUAs, in exchange for Baskets of Shares." Please explain why this may be the case and revise to provide examples of such circumstances. You also disclose that "[t]herefore, to facilitate the creation of Baskets, an Authorized Participant who must provide a fraction of
         a lot of EUAs may credit the Trust   s Union Registry account with a
whole lot of EUAs
         and the books and records of the Trust and the Authorized Participant will reflect a liability of the Trust for the pro rata portion of EUA lot that is not owned by the
         Trust." Please revise to disclose how the liability is settled.
Trust Expenses, page 37

14. Please expand your disclosure here to describe the mechanics of how EUAs are sold by
         the Trust to pay the Sponsor   s Management Fee, including a
discussion of costs associated
         with transfers and sales of EUAs, and, if there are such costs, disclose whether the Trust pays the transfer fees. In this regard, we note your disclosure that the Trust may sell EUAs through dealers in OTC transactions or directly on the EEX, ICE Endex and Nasdaq Oslo exchanges. Please revise to disclose whether the Trust has agreements with any dealers, and, if so, please disclose the material terms of such agreements and identify the dealers.
         In addition, please revise to disclose how the Trust will liquidate its assets in connection with a termination of the Trust.
Index to Financial Statements, page F-1

15. We note your auditor's report and statement of assets and liabilities is as of December 7,
         2023. Please revise to clarify in your disclosure on page 40 that the fiscal year of the
         Trust initially will be October 1 to September 30.
Note 1. Organization, page F-4

16. Please revise to disclose, if true, that as the Trust has not commenced operations, a separate statement of income, changes in equity, and cash flows have not yet been presented in the financial statements.
Note 2. Significant Accounting Policies
2.2 Valuation of EUAs, page F-4

17. We note your footnote disclosure that you will value your EUA holdings under ASC 820,
         Fair Value Measurements. Please revise the notes to your financial statements to also
 Ronald Gutstein
COtwo Advisors Physical European Carbon Allowance Trust
February 23, 2024
Page 5
       include a materially complete description of the methodology to be used to calculate NAV for GAAP purposes.
Note 5. Risks, page F-7

18. Please tell us, and revise to disclose as appropriate, how you considered concentration risk given that your only investment is in EUAs that have price volatility concerns.
Note 7. Subsequent Events, page F-7

19.    Please revise to disclose the date the financial statements were issued.
Exhibit 8.1, page II-2

20. We note you have filed a short-form tax opinion as Exhibit 8.1. Please revise your tax discussion to clarify that the discussion in the prospectus constitutes
counsel   s opinion and
       name counsel in the prospectus discussion that constitutes counsel   s
opinion. In addition,
       please have tax counsel revise its opinion in Exhibit 8.1 to remove the bracket on the date of the representation letter and to clarify that the discussion in the prospectus constitutes counsel's opinion rather than that the discussion therein is a fair and accurate summary under current law of the material United States federal income tax consequences of the ownership and disposition of a unit of the Trust. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19.
       Please contact Bonnie Baynes at 202-551-4924 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                             Sincerely,
FirstName LastNameRonald Gutstein
                                                   Division of Corporation
Finance
Comapany NameCOtwo Advisors Physical European Carbon Allowance Trust
                                                   Office of Crypto Assets
February 23, 2024 Page 5
cc:       Eric D. Simanek
FirstName LastName